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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Berger Holdings, Ltd.
(Name of Subject Company)

Berger Holdings, Ltd.
(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

084037407
(CUSIP Number of Class of Securities)

Joseph F. Weiderman
President and Chief Executive Officer
805 Pennsylvania Boulevard
Feasterville, Pennsylvania 19053
Telephone: (215) 355-1200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Jason M. Shargel, Esquire
Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street
22nd Floor
Philadelphia, PA 19103-2097
Telephone: 215-977-2000
Facsimile: 215-977-2740

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 2 to Schedule 14D-9 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Berger Holdings, Ltd. (the "Company"), a Pennsylvania corporation, with the Securities and Exchange Commission (the "Commission") on October 20, 2003, as amended and supplemented by Amendment No. 1 filed with the Commission on November 4, 2003 (as amended and supplemented, the "Schedule 14D-9"), relating to the tender offer by Amerimax Pennsylvania, Inc. ("Purchaser"), a Pennsylvania corporation and an indirect wholly owned subsidiary of Euramax International, Inc. ("Parent"), a Delaware corporation, to purchase all of the issued and outstanding Shares of the Company at a purchase price of $3.90 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the Commission on October 20, 2003, as amended and supplemented by Amendment No. 1 filed with the Commission on November 4, 2003.

        This Amendment is being made by the Company in response to written comments provided by the staff of the SEC to the Company's counsel on November 10, 2003.

        Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings ascribed to such terms in the Schedule 14D-9. The Schedule 14D-9 is hereby amended and supplemented as set forth below.

ITEM 4.

        Item 4 of the Schedule 14D-9 is hereby amended and supplemented by the following:

        Paragraph 14 of the section of the Schedule 14D-9 included under "Item 4" and entitled "Background" is hereby amended and supplemented to read in its entirety as follows:

          "Over the next two months, legal and financial representatives of the Company and Parent met and communicated telephonically on numerous occasions to discuss and negotiate aspects of the proposed merger and the definitive agreements relating thereto. These negotiations covered all aspects of the transaction, including, among other things, the purchase price of the Shares and Options; the structure of the proposed transaction; the representations and warranties made by the parties; the restrictions on the conduct of the Company's business following execution and delivery of the Merger Agreement; the conditions to completion of the Offer and the Merger; the provisions regarding termination; the details of the superior proposal provisions; the amount, triggers and payment of the termination fee and the consequences of termination; and the delivery and terms of the Tender and Option Agreement, including the obligation of directors of the Company to make an aggregate of $253,695 in incentive payments to Parent, and the Stock Option Agreement. Parent indicated that the failure of the directors to make the incentive payments would result in a reduction to the Offer Price. The directors agreed to make the incentive payments in order to avoid this reduction in the Offer Price. At the same time, Parent continued to conduct due diligence on the Company's operations."

          Reason number (i) of the section of the Schedule 14D-9 included under "Item 4" and entitled "Reasons for the Recommendation" is hereby amended and supplemented to read in it entirety as follows:

            "(i) The Board's judgment, based on information with regard to the financial condition, results of operations, business and prospects of the Company as well as current economic and market conditions (including current conditions in the industry in which the Company competes), that many of the factors that may have caused the Shares to trade at price levels substantially below the Offer Price since early 2003, including the increase in competition in the Company's industry, the increase in the Company's raw material costs and the corresponding decrease in the Company's profit margins and profits, are not likely to change in the foreseeable future and that the Offer provided an advantageous opportunity for shareholders to realize their investment in the Company;"

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BERGER HOLDINGS, LTD.
By:	/s/ JOSEPH F. WEIDERMAN
	Name:	Joseph F. Weiderman
	Title:	President and Chief Executive Officer

Dated: November 12, 2003

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  ITEM 4.
SIGNATURE